

April 6, 2011

Mr. Daniel Amos
Chief Executive Officer and Chairman of the Board of Directors
Aflac Incorporated
1932 Wynnton Road
Columbus, GA 31999

Re: **Aflac Incorporated**
Form 10-K for the Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-07434

Dear Mr. Amos:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Financial Statements
Consolidated Statements of Comprehensive Income (Loss), page 79

1. Please provide us proposed revised MD&A or footnote disclosure to be included in future periodic reports that clarifies why you recorded an income tax benefit of $32 million, or 3.4%, against total other comprehensive income of $941 million in 2010, when you recorded an income tax expense of $351 million, or 36.5%, against total other comprehensive income of $962 million in 2009 and an income tax benefit of $1,555 million, or 50.6%, against total other comprehensive loss of $3,071 million in 2008. Separately explain to us how you allocated your intraperiod taxes between continuing operations and other comprehensive income and reference for us the authoritative literature you relied upon to support your allocation.

Notes to Consolidated Financial Statements
3. Investments
Analysis of Securities in Unrealized Loss Positions
Bank and Financial Institution Investments, page 102

2. Please provide us proposed revised disclosure to be included in future periodic reports that explains why you believe that your investments in Greek financial institutions are not impaired. Please explain how these institutions continue to have the ability to service their obligations despite their downgrade to below investment grade in the second quarter of 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant